Exhibit 12.2

	Six	Six	Twelve
	months	months	months
	ended	ended	ended
	June 30,	June 30,	June 30,

	2001	2002	2002

Other Data:
Ratio of earnings to fixed charges:
Pre-tax income from continuing operations	$6,871	$14,410	-$	6,464
Income (Loss) from equity investments	-504	-419		-879
Fixed Charges	17,916	13,463		29,150
Amortization of capitalized interest	132	260		333
Capitalized interest	-757	0		-343

Earnings	$23,658	$27,714		$21,797

Interest expense	$17,159	$13,463		$28,807
Capitalized interest	757	0		343

Fixed Charges	$17,916	$13,463		$29,150

Ratio	1.32	2.06		0.75